Mail Stop 4561

May 12, 2008

Thomas E. O'Hern
Chief Financial Officer
The Macerich Company
401 Wilshire Blvd, Suite 700
Santa Monica, CA 90401

> **Re:** **The Macerich Company**
> **Item 4.02 Form 8-K**
> **Filed May 8, 2008**
> **File No. 001-12504**

Dear Mr. O'Hern:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed May 8, 2008

1. Explain to us in further detail the nature of the error related to your acquisition of Wilmorite Properties, Inc and Wilmorite Holdings, L.P. In your response, tell us how you initially accounted for the minority interest in Wilmorite Holdings L.P and how you intend to account for that interest in your revised financial statements. Additionally, explain to us how you calculated the impact the error had on net income available for common stockholders and accumulated deficit for the years ended December 31, 2007, 2006 and 2005. Finally, explain to us how you intend to account for the redemption of the convertible preferred units as of January 1, 2008 and tell us why the redemption will have an impact on the Company's accumulated deficit. Cite any relevant accounting literature in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call the undersigned at (202) 551-3438.

Sincerely,

Robert F. Telewicz Jr.
Senior Staff Accountant